UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

VIEW SYSTEMS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

926706201

(CUSIP Number)

Gunther Than

1550 Caton Center Dr., Suite E

Baltimore MD 21227

410-242-8439

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 3, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 526706201

1.	Names of Reporting Persons Gunther Than

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization US

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,032,302 Common and 32,647 Series A Preferred

	8.	Shared Voting Power 0 shares

	9.	Sole Dispositive Power 10,032,302 Common and 32,647 Series A Preferred

	10.	Shared Dispositive Power 0 shares

CUSIP Number: 926706201
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,032,302 Common and 32,647 Series A Preferred

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.6% of Common 100.0% of Series A Preferred

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of View Systems, Inc., a Nevada corporation (the “Company”), which has its principal office at 1550 Caton Center Dr., Suite E, Baltimore MD 21227.

Item 2.	Identity and Background

(a)   Name: This statement is being filed by Gunther Than  (the “Reporting Person”).

(b)  Residence or Business Address: 22454 Hillcrest Circle, Golden, CO 80401

(c) Present Principal Occupation and Address:  CEO

(d)  During the past five years, the Reporting Person has not been  convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and

(e)   During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Citizenship: USA

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person acquired 5,000,000 common shares of the Company at $0.04 per share. The shares were received as payment for deferred compensation and as a bonus for 2009 for services rendered to the Company.

Item 4.	Purpose of Transaction
The Reporting Person acquired the shares as payment for deferred compensation and bonus for 2009.

Item 5.	Interest in Securities of the Issuer

Mr. Gunther Than  beneficially owns 10,032,302 shares of Common Stock as of the date of this report which represents 12.6% of the outstanding Common Stock of the Company based on 79,442,369 shares of outstanding common stock as reported in the last available filing with the Securities and Exchange Commission.  The shares owned by Mr. Than represent 10,032,302 shares held by Mr. Than .

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits
None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 17, 2009
Date
/s / Gunther Than
Signature
Gunther Than Chairman of the Board of View Systems Inc.